Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Partners

Prologis, L.P.:

We consent to the use of our reports dated February 14, 2017, with respect to the consolidated balance sheets of Prologis, L.P. as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, capital, and cash flows for each of the years in the three-year period ended December 31, 2016, and the related financial statement schedule, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated February 14, 2017 refers to a change in the method of accounting for discontinued operations and a change in the method for classifying distributions received from equity method investees.

/s/ KPMG LLP

Denver, Colorado

March 6, 2017